THE LAW OFFICE OF

RONALD N. VANCE, P.C.

Attorney at Law

1656 REUNION AVENUE

SUITE 250

SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)

TELEPHONE (801) 446-8802

FAX (801) 446-8803

EMAIL: ron@vancelaw.us

July 29, 2011

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Millstream Ventures, Inc. (the “Company”)

Form 8-K

Filed June 10, 2011

File No. 000-53167

Form 10-K

Filed June 9, 2011

File No. 000-53167

Dear Mr. Spirgel:

The Company is filing contemporaneous with this letter a first amendment to its annual report on Form 10-K for the year ended March 31, 2011 (the “Amended Report”).  As counsel for the Company I have been authorized to provide you with the following information in response to your letter dated July 8, 2011:

Item 1. Business, page 4

1.

Please provide the following information related to your non-public offerings discussed on pages four and five:

•

Explain why the stock certificates and the proceeds from the non-public offering of 3,510,126 restricted shares of common stock were held in escrow until the closing of the Stock Exchange Agreement with Green River Resources Corp.;

•

Describe and quantify the outstanding liabilities that you satisfied upon closing of the Stock Exchange Agreement with Green River Resources Corp.;

•

Disclose who the controlling shareholder with respect to the 17,608,203 shares of common stock you acquired and cancelled pursuant to the closing of the Stock Exchange Agreement with Green River Resources Corp.

•

Clarify the amount of gross proceeds received from the non-public offering of the 10% Convertible Promissory Notes and warrants. We note disclosure on page F-9 stating that gross proceeds from this offering shall not exceed $1,750,000. However, we note differing amounts listed throughout the 10-K related to the gross proceeds received from this non-public offering.

RESPONSE:  These funds were raised to pay outstanding liabilities at closing of the Green River Resources Corp. (“GRC”) transaction.  If the closing of the transaction had not occurred the funds would have been returned and the shares would have been canceled.  Language has been added to this paragraph disclosing this purpose of the escrow.

The liabilities satisfied at closing included the repayment of outstanding promissory notes, payment of legal fees and payment of transfer agent fees.  Language, including amounts and designations, has been added to the second paragraph on page 5.

The shares cancelled at closing were owned by Steven L. White.  Language has been added to the same paragraph to disclose Mr. White’s ownership of the cancelled shares.

As of the closing of the Stock Exchange Agreement, $770,000 of the designated offering had been raised and the offering was intended to continue after closing until a maximum of $1,750,000 was raised.  Language has been added to this section and throughout the report disclosing that as of the closing date only $770,000 had been raised.

Larry Spirgel, Assistant Director

July 29, 2011

2.

Revise this section to discuss the negotiations leading up to the Stock Exchange Agreement and the reasons why the parties chose this particular transaction. In addition, identify and explain the particular roles played by any individuals or entities in arranging or facilitating the transaction. Disclose any material payments or benefits any parties to the agreement received. Discuss whether Mr. Steven L. White has assumed any role or relationship with Green River Resources Corp. or Green River Resources, Inc. pursuant to the closing of the Stock Exchange Agreement.

RESPONSE:  Negotiations leading up to the Stock Exchange Agreement were held between principals of the Company and Mr. Gibbs as a principal of the Green River entities.  Green River Resources, Inc. (“GRI”) entered into the transaction because Mr. Gibbs believed that it would facilitate Green River’s ability to raise operating capital.  Language has been added to this section disclosing the negotiations.

At closing Mr. White received $17,436 for cancelation of part of his shares.  His company, Lorikeet, Inc., also received $38,521 for repayment of principal and interest on outstanding promissory notes.  These payments are disclosed in this section of the 10-K.  In addition, the Company granted options to Messrs. Gibbs, Gereluk, Larsen, Lindsey, and McKeachnie who were affiliated with Green River prior to closing and are or will be part of the new management team of the Company post-closing.  These option grants were included in Item 13 and language has been added to this section on page 5 to include reference to the grants to these parties.

Mr. White resigned as an officer and director of the Company at closing and did not assume any role or relationship with Green River Resources Corp. or Green River Resources, Inc. in connection with the closing or otherwise.  Language has been added to this section to clarify this.

3.

Please revise your disclosure on page five to state that GRI “will be” engaged in the clean extraction of bitumen. We note your disclosure throughout the Form 10-K and in the Notes to the Financial Statements, notably Note 7 on page F-21, that your operations have not commenced.

RESPONSE:  The language in the referenced paragraph has been changed from “is engaged in” to “will be engaged in.”

Business of GRI, Overview, Page 5

4.

Please clarify your disclosure related to your Operating Agreement with Bleeding Rock, LLC and also your disclosure related to who presently owns the hydrocarbon extraction process you discuss in connection with your business plan. We note disclosure on page five that you acquired a hydrocarbon extraction process from Bleeding Rock is inconsistent with disclosure in the Notes to the Financial Statements on page F-18 that you licensed the extraction technology from Bleeding Rock. Further, we note in the Background section of the Operating Agreement with Bleeding Rock, filed as Exhibit 10.2 to the Form 10-K for fiscal year ended March 31, 2011, that Bleeding Rock has an exclusive licensing agreement with Natural Resources Recyclers (“NRR”) for a process for the development, engineering and extraction of hydrocarbons. Please disclose that Bleeding Rock licenses the extraction process, rather than owns it, and discuss the material terms of Bleeding Rock’s Licensing Agreement with NRR in this section.

RESPONSE:  The Company has added language in the section paragraph of the Overview subsection to clarify that the Company licenses the technology under the Operating agreement.

5.

We note your references to third-party reports and estimates throughout the Form 10-K. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of the reports or estimates have been prepared specifically for your filing, file a consent from the third party as an exhibit. We note your disclosure on page five that you are currently in the process of revising a report “to comply with applicable U.S. Securities and Exchange Commission (“SEC”) regulations.” Please clarify what you mean by your phrase “revising the report.”

RESPONSE:  The referenced reports were not prepared in connection with this filing and are not publicly available.  Copies can be provided supplementally to the staff upon request.  The Company has revised the disclosure in this section to include the name of the author of the report but not any of the specific findings.

The designated report was prepared under Canadian guidelines (NI 51-101) and is being revised to comply with Subpart 1200 of Regulation S-X.  Language has been added to clarify this matter.

Larry Spirgel, Assistant Director

July 29, 2011

Project Development, Page 6

6.

We note your disclosure that additional financing of approximately $35,000,000 will be required to procure and install the necessary equipment to begin operations of a plant that you believe will produce approximately 3,000 barrels per day of bitumen. However, we note disclosure on your website, www.greenriverresources.net, stating “the feasibility studies performed to date indicate a total capital cost of approximately $50,000,000 to develop the mine site, processing facility and related infrastructure to produce the 3,000 barrels per day of Bitumen at our existing lease.” Please advise or revise. Also, discuss the factors you considered in determining the amount of additional financing needed.

RESPONSE:  The Company has updated its website to conform the information thereon to the information disclosed in the annual report on Form 10-K.

7.

We note your disclosure that you will be able to initiate items 1 through 5 of your project development phase with the net proceeds available at the closing of the GRI acquisition. Please revise to disclose the amount of the net proceeds available at the closing of the Stock Exchange Agreement. We note your disclosure on page 13 that the initial proceeds from the Stock Exchange Agreement with Green River Resources Corp. were $770,000. Please clarify here and in MD&A the source of the $770,000 in initial proceeds under the Exchange Agreement.

RESPONSE:  Language has been added to clarify that $770,000 of the designated offering was available at closing of the GRI acquisition and that this amount, together with the remaining $880,000 from the offering, would be sufficient to initiate the five designated items.

Technology, Page 6

8.

Please identify the independent engineering firm hired by Green River Resources, Inc. Further, please clarify your disclosure related to the results of the engineering firm’s tests with certain disclosure on your website. For example, we note your disclosure on page six of estimates that your plant will initially process up to 3,000 barrels of bitumen per day, with the potential to reach up to 25,000 to 50,000 barrels per day. Yet, we note disclosure on your website that you intend to scale up the production process to 100,000 barrels per day.  Please advise or revise.

RESPONSE:  The independent engineering firm, AMEC BDR, has been disclosed in the amended language for this section.  The Company’s website has been updated to correspond with the language in this section.

9.

Please revise to provide an estimate of the amount spent on the research and development activities of GRC and GRI during the last two fiscal years. Refer to Item 101(h)(4)(x) of Regulation S-K.

RESPONSE:  The Company has spent approximately $100,000 in research and development over the last two fiscal years.  This amount is disclosed in the amended report.

Resource Base and Mine Plan, page 7

10.

We note your disclosure on page seven that you are obtaining a current estimate of reserves on your Leases. Please advise on when this estimate will be made available. We note disclosure in a brochure on your website indicating that Green River Resources currently controls tar sand deposits in Utah containing over 330 million barrels of proven recoverable Bitumen reserves. Please advise or revise your disclosure appropriately.

RESPONSE:  The Company believes the estimate of the reserves will be available approximately third quarter of the fiscal year ending March 31, 2012, and corresponding language has been added to this section.  Language has also been added to the Company’s website to indicate that the reserves disclosed were computed under Canadian standards and SEC cautionary language has been added to the website to reference disclosure in the Company’s U.S. filings with the SEC.

Projected Markets for the Company’s Oil, Page 7

11.

Please clarify your disclosure related to the “indication of interest” received from a Utah refinery. Define “indication of interest” and identify the Utah refinery involved.  Discuss the benchmark price of the bitumen supplied by GRI to Plains Marketing. We note disclosure on your website that your expectation is for the profitable production of Bitumen at the equivalent of $30 per barrel of crude oil.

Larry Spirgel, Assistant Director

July 29, 2011

RESPONSE:  The Company has contacted two refineries in the area, one of which has executed a non-binding letter of intent to refine the Company’s bitumen and both of which have indicated that samples from the Company’s properties indicate the ability to refine the bitumen.  The section has been substantially revised to disclose the proposed relationship with the two refineries and the availability of other refineries.

GRI has not supplied any bitumen to Plains Marketing.  Rather, as revised in this section of the 10-K, the price of bitumen is determined by the price of Wyoming Asphaltic crude as published by Plains Marketing.

The website has been changed to indicate that management believes profitable production is achievable at $35 per barrel and similar language has been added to this section.

12.

Discuss your potential customer base. Discuss whether you anticipate your business depending on one or a few major customers. Refer to Item 101(h)(4)(xi) of Regulation SK.

RESPONSE:  Management believes that a number of refineries exist in the area with available capacity and which would be willing to purchase the Company’s bitumen.  Language has been added which discloses the capacity of the refineries in the Salt Lake City area and surrounding states.

Government Regulation, Page 8

13.

Revise to discuss the status of obtaining your required permits and licenses. Discuss the effect on your prospective business plans if you fail to obtain the required regulatory approvals.

RESPONSE:  The Company has commenced preparation of the mining permit applications and anticipates making the filings in mid-October.  Failure to receive the necessary permits would result in failure of the Company’s business.  A new paragraph has been added to the end of this section disclosing this information.

Competition, Page 8

14.

Explain further why you believe your process is “efficient, cost effective, ‘green,’ and simple when compared to other technologies currently known or used for the separation of tar sands.” Elaborate on your competitive position within your industry, and include the names of major competitors you will face, as well as your methods of competition.

RESPONSE:  This section has been essentially rewritten to disclose the reduced environmental impact of the Company’s process and its competitive advantage to existing systems used by other companies.

Employees, page 9

15.

We note your disclosure that you currently only have two employees, your CEO, Mr. Williams Gibbs, and your COO, Mr. Robin Gereluk. However, your website indicates that in addition to your CEO and COO, Mr. Brigham Gibbs is one of your Founders and also the Vice President of Finance and Business Development. Please advise or revise. If applicable, please provide the necessary disclosure pursuant to Item 401 of Regulation S-K with respect to Mr. Brigham Gibbs in Item 10 of the Form 10-K.

RESPONSE:  The website has been updated to remove information about Mr. Brigham Gibbs, who is no longer a vice-president of the Company.

Item 5. Market For Registrant’s Common Equity

Unregistered Sales of Securities, page 10

16.

Please expand this section to include all securities sold within the past three years which were not registered under the Securities Act. Please include disclosure related to the nonpublic offerings discussed on pages four and five of the Form 10-K. Refer to Item 701 of Regulation S-K.

RESPONSE:  Disclosure about unregistered sales of securities for the last three years has been added to this section.

Larry Spirgel, Assistant Director

July 29, 2011

17.

Please revise your disclosure on page 11 to clarify that your outstanding shares of common stock are registered under Section 12(g) of the Exchange Act.

RESPONSE:  Language has been added to this section.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Liquidity and Capital Resources, page 13

18.

Please clarify to which offering you are referring to on page 13.

RESPONSE:  Language has been added to clarify that this offering is the one which at closing of the Stock Exchange Agreement had generated $770,000 in proceeds.

19.

Provide a discussion of your plans to meet your liquidity needs for the next 12 months and beyond. This discussion should disclose material capital requirements, the amount of external financing you believe the company will need to meet those requirements and continue operating, and how you intend to achieve that financing. Discuss what will happen to your prospective business plans if you do not achieve the desired amount of additional capital.

RESPONSE:  The Company estimates that it will require approximately $35,000,000 in additional funding to commence principal operations.  It anticipates seeking these funds from additional equity or debt financing.  If it is unable to secure this funding, the Company will not be able to commence its principal operations.

20.

Revise your disclosure in this section to discuss the accrued fees you owe Bleeding Rock as required by the Operating Agreement. We note your disclosure in the Notes to the Financial Statements on page F-24 that as of March 31, 2011 and 2010, you had accrued fees of $1,521,551 and $1,221,551, respectively.

RESPONSE:  Language has been added to this section disclosing the obligation of $1,521,551 payable to Bleeding Rock and that Bleeding Rock has agreed to extend payment of these and ongoing fees until the Company has achieved production of at least 3,000 barrels per day.

Item 11, Executive Compensation, Page 19

21.

Please include the required disclosure pursuant to Item 402(m) of Regulation S-K for the officers and directors of Green River Resources Corp. and Green River Resources, Inc.  We note on page 21 that William Gibbs has an employment agreement dated August 1, 2007 under which Mr. Gibbs an annual salary of $400,000. We note your disclosure that Mr. Gibbs’ base salary will accrue until GRC receives funding of $1,000,000. Please note that Item 402(m)(1) of Regulation S-K requires disclosure of all compensation awarded to, earned by, or paid to the named executive officers and directors.

RESPONSE:  Mr. Gibbs was the sole executive officer and director of Green River Resources Corp. and Green River Resources, Inc. during the year ended March 31, 2011.  Information about his compensation has been added to this section.  Also, the information about his employment agreement has been moved from Item 13 to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 21

22.

Please revise to include disclosure related to the accrued fees payable to Bleeding Rock pursuant to the Operating Agreement.

RESPONSE:  Language has been added to the first paragraph in this section to disclose the accrued fees of $1,521,551 payable to Bleeding Rock, payment of which Bleeding Rock has agreed to extend until the Company has achieved production of at least 3,000 barrels per day.

Larry Spirgel, Assistant Director

July 29, 2011

Note 3 – Going concern, page F-20

23.

Revise to disclose your plans if you are unable to obtain additional financing.

RESPONSE:  On June 3, 2011, the Company raised $770,000 through the sale of 10% Convertible Promissory Notes in connection with the Stock Exchange Agreement, as amended.  Additional financing is needed in order to finance the Company’s operations until the Company can generate positive cash flows from operating activities.  The Company has updated its disclosure in Note 3 to state that “If the Company is not able to obtain additional financing, it will be unable to bring the plant to an operational phase and will be required to cease operations.”

Note 9(b) – Bridge warrants, page F-22

24.

It appears to us that you are recognizing the bridge warrants as equity instruments instead of liability instruments. We note that the exercise price of such warrants is the per share price of your common stock in your next equity offering. Please tell us in detail how you considered ASC 815-40 in concluding such warrants are equity instruments.

RESPONSE:  Based on the original Warrant Agreement, the exercise price of the bridge warrants were based on the offering price of a future offering.  The convertible bridge notes payable had the same terms as the bridge warrants, i.e. they would become convertible at the price of a future equity offering.  Because the bridge notes payable were converted (as of March 31, 2011) at $.20 per shares, the exercise price of the bridge warrants was also deemed to be $0.20 per share of common stock. The exercise price of the bridge warrants is now (as of March 31, 2011) considered fixed and will remain at $0.20.

The Company analyzed the bridge warrants pursuant to the terms of ASC 815-40, and determined that the bridge warrants were indexed to the Company’s common stock.  Examples 2, 6, 9 and 17 of ASC 815-40 all describe instruments with initial exercise prices of $10 per share of common stock.  Example 9 of ASC 815-40 appears to be the example most closely related to the bridge warrants.  While the instruments in these Examples of ASC 815-40 have exercise prices that are variable for different reasons, they all have an initial exercise price.  The bridge warrants did not have an initial exercise price.  On March 31, 2011 as explained above, the exercise price was established at $0.20.  There is no remaining variability in the exercise price; the exercise is set at $0.20 and is not subject to any further reset, reduction or variability.

In evaluating the bridge warrants pursuant to ASC 815-40-15-7 through 15-7D, the Company performed the following analysis:

•

As the bridge warrants were not exercisable until the next equity offering occurred (the warrants could not be exercised until an exercise price was set), the bridge warrants had an exercise contingency.  As the exercise contingency was not based on either an observable market or an observable index, this exercise contingency did not preclude the bridge warrants from being considered indexed to the Company’s own stock.  As of March 31, 2011, the exercise contingency no longer existed, as explained above.

•

The bridge warrants give the holder the right to buy a fixed number of shares of the Company’s common stock, at a strike price that was set as of March 31, 2011 of $0.20.  As the strike price was set, the Company concluded that the bridge warrants are indexed to the Company’s common stock.

The Company further analyzed the bridge warrants pursuant to ASC 815-10-15-83c and 15-99.  The bridge warrants do not provide for net settlement 1) under its contract terms, 2) through a market mechanism, or 3) by delivery of an asset (i.e. the Company’s common stock) that is readily convertible to cash.  As such, the bridge warrants qualify for equity classification.

The Company has therefore concluded that the bridge warrants should be classified as equity by the above following rationale:

•

The bridge warrants are indexed to the Company’s common stock pursuant to ASC 815-40, and therefore are not required to be classified as liabilities.

•

The bridge warrants are not derivative liabilities as they have no net settlement provisions.

The Company accounted for the bridge warrants as a debt discount, and expensed the debt discount during the year ended March 31, 2011, as described in Note 8.

The Company has clarified its disclosure in Note 9(b) to state that the “warrants give the holder the right to purchase shares of the Company's common stock at $0.20 per share.”

Larry Spirgel, Assistant Director

July 29, 2011

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-28

25.

Since you are giving effect to the reverse acquisition, please provide an adjustment to eliminate the expenses of MSV.

RESPONSE:  The Company has eliminated the expenses of MSV with revised adjustment [b].  See the revised unaudited pro forma condensed consolidated statement of operations.

26.

Please refer to adjustments [b] and [e]. Since it appears the interest income is nonrecurring in nature, delete this adjustment.

RESPONSE:  The Company has deleted the previous adjustments [b] and [e] from the unaudited pro forma condensed consolidated statement of operations.  See the revised unaudited pro forma condensed consolidated statement of operations.

27.

Please refer to adjustment [d]. Disclose how you determined the amounts for the adjustments.

RESPONSE:  Adjustment [d] should have credited common stock by $875 and additional paid-in capital by $188,595.  Both adjustment [b] and the note describing adjustment [d] have been revised to correct the adjustment.

The revised adjustment of $875 to common stock was calculated as the extended $.001 per share par value of the 875,000 shares of MSV common stock.  The revised adjustment of $187,721 to additional paid-in capital was calculated as the amount of notes payable and accrued interest totaling $188,595, less the $875 allocated to common stock.

28.

Please refer to adjustment [e]. Since it appears the charge is nonrecurring in nature, delete this adjustment. Instead, reflect the charge as an adjustment of pro forma deficit accumulated during the development stage and disclose the nature of this charge.

RESPONSE:  The Company has deleted adjustment [e] from the unaudited pro forma condensed consolidated statement of operations.  Management has reflected the charge as an adjustment of pro forma deficit accumulated during the development stage, common stock and additional paid-in capital in the unaudited pro forma condensed consolidated balance sheet.  The Company discloses the nature of this charge in revised adjustment [e].  See the revised unaudited pro forma condensed consolidated balance sheet and statement of operations.

Attached to this letter is a letter from the Company which includes a written statement from the Company as requested in your letter.

If you have any further questions or comments, please feel free to contact my office.  If the staff would prefer paper copies of the amendment redlined to designate specific changes from the original filing, please let me know.

Sincerely,

/s/ Ronald N. Vance

Attachment

cc:

William C. Gibbs, President

Mark Erickson, Tanner LLC